UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO SCHEDULE 13G

Under the Securities Exchange Act of 1934

GIGCAPITAL7 CORP.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G38648112

(CUSIP Number)

August 29, 2024

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒      Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. G38648112

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA II PN, Ltd.
(98-0615462)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	382,608*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	382,608*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 382,608*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 1.89%**

12.	Type of Reporting Person (See Instructions): OO

* 382,608 Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) of GigCapital7 Corp. (the “Issuer”) consisting of the direct ownership of 100,000 Ordinary Shares plus the deemed ownership of 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

** Calculation based on 20,282,608 outstanding Ordinary Shares, consisting of 20,000,000 Ordinary Shares outstanding as reported by the Issuer in its Form 424B4 filed on August 29, 2024, and an additional 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

CUSIP No. G38648112

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA Global Investments II (U.S.), LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	382,608*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	382,608*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 382,608*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 1.89%**

12.	Type of Reporting Person (See Instructions): OO

* 382,608 Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) of GigCapital7 Corp. (the “Issuer”) consisting of the direct ownership of 100,000 Ordinary Shares plus the deemed ownership of 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

** Calculation based on 20,282,608 outstanding Ordinary Shares, consisting of 20,000,000 Ordinary Shares outstanding as reported by the Issuer in its Form 424B4 filed on August 29, 2024, and an additional 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

CUSIP No. G38648112

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	382,608*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	382,608*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 382,608*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 1.89%**

12.	Type of Reporting Person (See Instructions): OO

* 382,608 Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) of GigCapital7 Corp. (the “Issuer”) consisting of the direct ownership of 100,000 Ordinary Shares plus the deemed ownership of 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

** Calculation based on 20,282,608 outstanding Ordinary Shares, consisting of 20,000,000 Ordinary Shares outstanding as reported by the Issuer in its Form 424B4 filed on August 29, 2024, and an additional 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

CUSIP No. G38648112

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	382,608*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	382,608*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 382,608*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 1.89%**

12.	Type of Reporting Person (See Instructions): OO

* 382,608 Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) of GigCapital7 Corp. (the “Issuer”) consisting of the direct ownership of 100,000 Ordinary Shares plus the deemed ownership of 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

** Calculation based on 20,282,608 outstanding Ordinary Shares, consisting of 20,000,000 Ordinary Shares outstanding as reported by the Issuer in its Form 424B4 filed on August 29, 2024, and an additional 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

CUSIP No. G38648112

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YAII GP, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	382,608*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	382,608*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 382,608*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 1.89%**

12.	Type of Reporting Person (See Instructions): OO

* 382,608 Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) of GigCapital7 Corp. (the “Issuer”) consisting of the direct ownership of 100,00 Ordinary Shares plus the deemed ownership of 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

** Calculation based on 20,282,608 outstanding Ordinary Shares, consisting of 20,000,000 Ordinary Shares outstanding as reported by the Issuer in its Form 424B4 filed on August 29, 2024, and an additional 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

CUSIP No. G38648112

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YAII GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	382,608*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	382,608*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 382,608*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 1.89%**

12.	Type of Reporting Person (See Instructions): OO

* 382,608 Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) of GigCapital7 Corp. (the “Issuer”) consisting of the direct ownership of 100,000 Ordinary Shares plus the deemed ownership of 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

** Calculation based on 20,282,608 outstanding Ordinary Shares, consisting of 20,000,000 Ordinary Shares outstanding as reported by the Issuer in its Form 424B4 filed on August 29, 2024, and an additional 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

CUSIP No. G38648112

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mark Angelo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	382,608*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	382,608*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 382,608*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 1.89%**

12.	Type of Reporting Person (See Instructions): OO

* 382,608 Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) of GigCapital7 Corp. (the “Issuer”) consisting of the direct ownership of 100,000 Ordinary Shares plus the deemed ownership of 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

** Calculation based on 20,282,608 outstanding Ordinary Shares, consisting of 20,000,000 Ordinary Shares outstanding as reported by the Issuer in its Form 424B4 filed on August 29, 2024, and an additional 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

CUSIP No. G38648112

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

SC-Sigma Global Partners, LP 84-5173620

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	382,608*

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	382,608*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 382,608*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percentage of Class Represented by Amount in Row (9): 1.89%**

12.	Type of Reporting Person (See Instructions): OO

* 382,608 Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) of GigCapital7 Corp. (the “Issuer”) consisting of the direct ownership of 100,000 Ordinary Shares plus the deemed ownership of 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

** Calculation based on 20,282,608 outstanding Ordinary Shares, consisting of 20,000,000 Ordinary Shares outstanding as reported by the Issuer in its Form 424B4 filed on August 29, 2024, and an additional 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

This Amendment No. 1 is being filed by YA II PN, Ltd., YA Global Investments II (U.S.), Ltd., Yorkville Advisors Global, LP, Yorkville Advisors Global II, LLC, YA II GP, LP, YAII GP II, LLC and SC-Sigma Global Partners, LP (collectively, the “Reporting Persons”) and amends, supplements and supersedes, the initial Schedule 13G filed jointly by the Reporting Persons on June 11, 2024. This Amendment No. 1 is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

Item 1.

(a)	Name of Issuer:

GigCapital7 Corp.

(b)	Address of Issuer’s Principal Executive Offices:

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

Item 2.	Identity and Background.

(a)	Name of Person Filing:

YA II PN, Ltd.

(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:

1012 Springfield Ave.

Mountainside, NJ 07092

(c)	Citizenship:

Cayman Islands

(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share

(e)	CUSIP Number:

G38648112

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); or
(k)	☒	Group, in accordance with 240.13d(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned: 382,608*

(b)	Percentage of Class: 1.89%**

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 382,608*

(iii)	Sole power to dispose or to direct the disposition: 0

(iv)	Shared power to dispose or to direct the disposition: 382,608*

* 382,608 Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) of GigCapital7 Corp. (the “Issuer”) consisting of the direct ownership of 100,000 Ordinary Shares plus the deemed ownership of 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

** Calculation based on 20,282,608 outstanding Ordinary Shares, consisting of 20,000,000 Ordinary Shares outstanding as reported by the Issuer in its Form 424B4 filed on August 29, 2024, and an additional 282,608 Ordinary Shares that the reporting person may have the right to acquire within 60 days of the date of the report.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than five percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Member Group

See Item 6.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Additional Information:

Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by each other Reporting Person, and its report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for the purpose of Section 16 or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSON:

Dated: September 6, 2024

REPORTING PERSON:

YA II PN, Ltd.

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YA Global Investments II (U.S.), LP

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

Yorkville Advisors Global, LP

By: Yorkville Advisors Global, LLC
Its: General Partner

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

Yorkville Advisors Global II, LLC

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YAII GP, LP

By: YAII GP II, LLC
Its: General Partner

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

YAII GP II, LLC

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer

SC-Sigma Global Partners, LP

By:	/s/ Robert Munro
Robert Munro
Chief Compliance Officer